Stockholder Meeting Results:

The Fund held its annual meeting of stockholders on October 27, 2010. Stockholders voted as indicated below:

								    Withheld
				      Affirmative       Against     Authority
Re-election of Julian Reid
Class I to serve until 2013 		7,530,164 	189,208        46,204
Re-election of Christopher Russell
Class I to serve until 2013 		7,540,116 	178,705	       46,755

Messrs. Ronaldo A. da Frota Nogueira, Richard A. Silver and Kesop Yun continue to serve as Directors of the Fund.